NORTHERN LIGHTS FUND TRUST
OPERATING EXPENSES LIMITATION

AND SECURITY AGREEMENT

THE ALPHA FUND

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT (the “Agreement”) is effective as of the 1st day of October, 2006, by and between NORTHERN LIGHTS FUND TRUST, a Delaware business trust (the “Trust”), on behalf of The Alpha Fund, (the “Fund”) a series of the Trust and the Advisor of such Fund, Alpha Investment Management, Inc., (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 25th day of September, 2006 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits; and

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4.  Personal Investment.  It is understood and agreed by the parties hereto, that Dr. Arthur J. Minton, President of the Advisor, will make a personal investment of approximately $20,000 in the Fund.  Dr. Minton agrees not to withdraw his personal investment in the Fund until the Fund’s assets have increased to such a size that the Advisor is no longer required to make Fund Reimbursement Payments.

5.  Covenants.  So long as this Agreement shall remain in effect, the Advisor represents and covenants as follows:

(a)

To the fullest extent permitted by law, the Advisor agrees not to challenge any action taken by the Board or the Trust in executing the terms of this Agreement.

6.  Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least November 31, 2007, unless sooner terminated as provided in Paragraph 7 of this Agreement.

7. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

8. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

9. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	Alpha Investment Management, Inc.
on behalf of
The Alpha Fund

By: __/s/ Andrew Rogers _________	By: _/s/ Arthur J. Minton __
Name: Andrew Rogers	Name: Arthur J. Minton
Title: President	Title: President

Appendix A

Fund	Operating Expense Limit

The Alpha Fund – Investor Shares	2.00%
The Alpha Fund – Service Class Shares	2.75%